Exhibit (d)(xxi)

WHITEHORSE CAPITAL ORIGINATION, LLC	FORTRESS CREDIT CORP.	FORTRESS PRIVATE LENDING FUND	FORTRESS CREDIT OPPORTUNITIES XXVII CLO B LLC
1450 Brickell Avenue, 31st Floor Miami, FL 33131	1345 Avenue of the Americas, 46th Floor New York, NY 10105	1345 Avenue of the Americas, 46th Floor New York, NY 10105	1345 Avenue of the Americas, 46th Floor New York, NY 10105

CONFIDENTIAL

February 26, 2026

KONA Parent, L.P.
c/o Searchlight Capital Partners, L.P.
745 5th Avenue
27th Floor
New York, NY 10151
Attention: Andrew Frey

Project Kona Commitment Letter

Ladies and Gentlemen:

You have advised WhiteHorse Capital Origination, LLC or its affiliates (“WhiteHorse”), Fortress Credit Corp., on behalf of itself and/or one or more of its affiliates (“Fortress”), Fortress Private Lending Fund, on behalf of its managed funds and accounts (“FPL”) and Fortress Credit Opportunities XXVII CLO B LLC (“MM CLO” and together with WhiteHorse, Fortress and FPL, “we,” “us” or the “Commitment Parties,” and each a “Commitment Party”) that KONA Parent, L.P., a Delaware limited partnership (“Parent”) and KONA Merger Sub Co., a Delaware corporation (“Merger Sub” and together with Parent, “you”) have entered into an agreement and plan of merger, dated as of the date hereof (together with all exhibits and schedules thereto, and as amended, restated, supplemented or otherwise modified from time to time, collectively, the “Acquisition Agreement”), with KORE Group Holdings, Inc., a Delaware corporation (the “Company”), pursuant to which Merger Sub will merge with and into the Company, with the Company surviving as a direct wholly-owned subsidiary of Parent (the “Acquisition”).  You have further advised us that, in connection with the foregoing, you intend to consummate the other Transactions described in the Transaction Description attached hereto as Exhibit A (the “Transaction Description”). Capitalized terms used but not defined herein shall have the meanings assigned to them in the Transaction Description, or the Summary of Principal Terms and Conditions attached hereto as Exhibit B (the “Term Sheet”; this commitment letter, the Transaction Description, the Term Sheet and the Summary of Additional Conditions attached hereto as Exhibit C, collectively, the “Commitment Letter”).

1

1.           Commitments.

In connection with the Transactions, (A) WhiteHorse, Fortress, FPL and MM CLO hereby commit, on a several and not joint basis, to provide $230,769,231.00, $42,483,852.12, $24,280,342.41 and $2,466,574.47, respectively, of the principal amount of the Term Facility (in such capacity, the “Initial Term Lenders” and each, an “Initial Term Lender”), (B) WhiteHorse, Fortress, FPL and MM CLO hereby commit, on a several and not joint basis, to provide $19,230,769.00, $3,540,321.16, $2,023,361.96 and $205,547.88, respectively, of the Revolving Facility (in such capacity, the “Initial Revolving Lenders” and each, an “Initial Revolving Lender”; the Initial Revolving Lenders together with the Initial Term Lenders, collectively the “Initial Lenders,” and each an “Initial Lender”), and (C) Fortress, together with its controlled affiliates and managed accounts and funds, as holder of all of the outstanding Exchangeable Notes, hereby acknowledges and agrees that, notwithstanding anything contained in the Exchangeable Notes Indentures to the contrary, the Exchangeable Notes Obligations (each as defined in Exhibit A) shall be repaid and/or repurchased in full satisfaction of their claims thereunder substantially concurrently with the initial funding of the Term Facility, in each case, subject only to the satisfaction or waiver of the conditions referenced in Section 5 hereof.

2.           Titles and Roles.

It is agreed that each of WhiteHorse and Fortress will act as joint lead arrangers and joint bookrunners for the Facilities (in such capacities, the “Lead Arrangers” and each, a “Lead Arranger”) and WhiteHorse Capital Agent, LLC will act as the administrative agent and collateral agent for the Facilities (in such capacities, the “Administrative Agent”).  You agree that no other titles will be awarded and no compensation (other than that expressly contemplated by this Commitment Letter and the Fee Letter referred to below) will be paid in connection with the Facilities by you or any of your affiliates unless you and the Lead Arrangers otherwise agree.  It is further agreed that WhiteHorse shall have “left side” designation and shall appear on the top left of any documentation in respect of the Facilities.

3.           Information.

You hereby represent and warrant that (as to the Company and its subsidiaries and businesses prior to the Closing Date, to the best of your knowledge), (a) all written information and written data (other than the projections (including financial estimates, forecasts, other forward-looking information and pro forma information) (“Projections”) and other than information of a general economic or industry specific nature, the “Information”) that has been or will be made available to any Commitment Party by you or by any of your representatives on your behalf in connection with the Transactions contemplated hereby, when taken as a whole after giving effect to all supplements and updates provided thereto, is or will be, when furnished, correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein, when taken as a whole, not materially misleading in light of the circumstances under which such statements are made and (b) the Projections that have been or will be made available to any Commitment Party by you or by any of your representatives on your behalf in connection with the Transactions contemplated hereby, when taken as a whole, have been, or will be, prepared in good faith based upon assumptions that are believed by you to be reasonable at the time prepared and at the time the related Projections are so furnished; it being understood that the Projections are as to future events and are not to be viewed as facts, the Projections are subject to significant uncertainties and contingencies, many of which are beyond your control, that no assurance can be given that any particular Projections will be realized and that actual results during the period or periods covered by any such Projections may differ significantly from the projected results and such differences may be material. You agree that, if at any time prior to the Closing Date, you become aware that any of the representations and warranties in the preceding sentence would be incorrect in any material respect if the Information and the Projections were being furnished, and such representations were being made, at such time, then you will (and, prior to the Closing Date, with respect to the Company and its subsidiaries, will use commercially reasonable efforts to) promptly supplement the Information and the Projections such that (prior to the Closing Date, with respect to the Information and Projections relating to the Company and its subsidiaries to the best of your knowledge) such representations and warranties are correct in all material respects under those circumstances, it being understood in each case that such supplementation shall cure any breach of such representations and warranties. Notwithstanding anything to the contrary contained in this Commitment Letter or the Fee Letter, none of the making of the foregoing representations, any supplements thereto, or the accuracy of any such representations and warranties, whether or not cured, shall constitute a condition precedent to the availability of the commitments and obligations of the Initial Lenders hereunder or the funding of the Facilities on the Closing Date. In providing the Facilities, each of the Commitment Parties (i) will be entitled to use and rely primarily on the Information and the Projections without responsibility for independent verification thereof and (ii) does not assume responsibility for the accuracy or completeness of the Information or the Projections.

2

4.           Fees.

As consideration for the commitments of the Initial Lenders hereunder and for the agreement of the Lead Arrangers to perform the services described herein, you agree to pay (or cause to be paid) the fees set forth in the Term Sheet and in that certain fee letter dated the date hereof (the “Fee Letter”) among you, us and certain of our affiliates and delivered herewith with respect to the Facilities, if and to the extent payable. Once paid, such fees shall not be refundable under any circumstances except as otherwise expressly agreed in writing.

5.           Conditions.

The commitments of the Initial Lenders hereunder to fund the Facilities on the Closing Date and the agreements of the Lead Arrangers to perform the services described herein, in each case, are subject solely to the satisfaction (or waiver by the Commitment Parties) of (a) the conditions set forth in the paragraph entitled “Conditions to Borrowings on the Closing Date” in Exhibit B hereto, (b) the applicable conditions set forth in Exhibit C hereto, in each case limited on the Closing Date as indicated therein, (c) the execution and delivery by the Borrower and the Guarantors (as defined in Exhibit B hereto) (after giving effect to the Acquisition), as applicable, of, the Facilities Documentation, consistent with the Documentation Precedent (as defined in Exhibit B hereto), as modified in a manner consistent with this Commitment Letter, the Term Sheet and the Fee Letter and (d) receipt of customary legal opinions, customary secretary’s certificates (certifying solely as to incumbency, authorizing resolutions, good standing and organizational documents and the Specified Representations (as defined below)), customary evidence of authorization and a solvency certificate of a senior financial officer or an officer serving the equivalent function of the Borrower in substantially the form of Annex I to Exhibit C hereto, in each case of clauses (a) through (d), subject to the Conditionality Provisions (as defined below) and, upon satisfaction (or waiver by the Commitment Parties) of such conditions, the initial funding or effectiveness, as applicable, of the Facilities shall occur. There are no conditions (implied or otherwise) to the commitments hereunder, and there will be no conditions (implied or otherwise) under the Facilities Documentation to the initial funding or effectiveness, as applicable, of the Facilities on the Closing Date, including compliance with the terms (but not the conditions) of this Commitment Letter, the Fee Letter and the Facilities Documentation, other than those that are expressly referred to in the immediately preceding sentence. Without limiting the conditions precedent to funding provided herein, you and the Commitment Parties will cooperate with each other in coordinating the timing and procedures for the funding of the Facilities in a manner consistent with the Acquisition Agreement.

3

Notwithstanding anything in this Commitment Letter (including each of the exhibits attached hereto), the Fee Letter, the Facilities Documentation or any other letter agreement or other undertaking concerning the financing of the Transactions to the contrary, (i) the only representations and warranties that will be made and the making and accuracy of which shall be a condition to the availability of the Facilities on the Closing Date shall be (A) such of the representations and warranties made by the Company, in each case, with respect to the Company and its subsidiaries in the Acquisition Agreement as are material to the interests of the Lenders in their capacity as such, but only to the extent that you (or your affiliates party thereto) have the right (taking into account any applicable grace periods or cure provisions) to terminate your (and/or their respective) obligations under the Acquisition Agreement, or the right to decline to consummate the Acquisition (in each case, in accordance with the terms thereof and without resulting in the payment of any fees, damages or other amounts under the Acquisition Agreement), as a result of a failure of a condition resulting from a breach of such representations and warranties in the Acquisition Agreement (to such extent, the “Specified Acquisition Agreement Representations”) and (B) the Specified Representations (as defined below) in the Facilities Documentation and (ii) the terms of the Facilities Documentation shall be in a form such that they do not impair the availability of the Facilities on the Closing Date if the conditions expressly set forth in the second paragraph of this Section 5 and in the paragraph entitled “Conditions to Borrowings on the Closing Date” in Exhibit B hereto and in Exhibit C hereto are satisfied or waived (it being understood that, to the extent any guarantee, lien search, insurance certificate or endorsement or security interest in any Collateral (as defined in the Documentation Precedent) is not or cannot be provided and/or perfected on the Closing Date (other than the pledge and perfection of the security interests in equity securities owned by the Borrower and the Guarantors (after giving effect to the Acquisition) (to the extent required under the terms of Exhibit B hereto) and assets with respect to which a lien may be perfected by the filing of a financing statement under the Uniform Commercial Code; provided that stock certificates for the entities comprising the Company and its subsidiaries will only be required to be delivered on the Closing Date to the extent received from the Company) after your use of commercially reasonable efforts to do so or without undue burden or expense, then the provision of such guarantee, lien search, insurance certificate or endorsement or the provision and/or perfection of a security interest in such Collateral shall not constitute a condition precedent to the availability of the Facilities on the Closing Date, but instead shall be required to be provided and/or delivered after the Closing Date pursuant to arrangements and timing to be mutually agreed by the Administrative Agent and the Borrower acting reasonably, but in any event not later than 90 days after the Closing Date (or any such longer period as the Administrative Agent may determine in its reasonable discretion)). For purposes hereof, “Specified Representations” means the representations and warranties of the Borrower and the other Guarantors (after giving effect to the Acquisition) set forth in the Facilities Documentation relating to (i) corporate or other organizational existence, power and authority, due authorization, execution and delivery (in each case, related to the entering into and performance of the Facilities Documentation by the Borrower and the other Guarantors), (ii) Federal Reserve margin regulations, (iii) the Investment Company Act of 1940, (iv) use of proceeds not violating the PATRIOT Act (as defined below), FCPA and OFAC, (v) enforceability and no violation of, or conflict with, organizational documents of the Borrower and the other Guarantors, in each case, related to the entering into and performance of the Facilities Documentation, (vi) solvency as of the Closing Date (after giving effect to the Transactions) of the Borrower and its subsidiaries on a consolidated basis (with solvency to be defined in a manner consistent with the solvency certificate to be delivered in the form set forth in Annex I attached to Exhibit C hereto) and (vii) subject to the provisions of this Section 5, creation, validity and perfection of security interests in the Collateral (subject to permitted liens as set forth in the Facilities Documentation). For the avoidance of doubt, in no event shall the Company or any of its subsidiaries be required to execute any Facilities Documentation or any other document or instruments prior to, or that become effective prior to, the consummation of the Acquisition and the funding of the Term Facility. This paragraph, and the provisions herein, shall be referred to as the “Conditionality Provisions.”

4

6.           Limitation of Liability; Indemnity.

(a)          Limitation of Liability.

You agree that (i) in no event shall any Commitment Party, and their respective affiliates and their respective officers, directors, employees, advisors, and agents in their capacities as such (each, and including, without limitation, the Commitment Parties, an “Arranger-Related Person”) have any Liabilities, on any theory of liability, for any special, indirect, consequential or punitive damages incurred by you, your affiliates or your respective equity holders arising out of, in connection with, or as a result of, this Commitment Letter or the Fee Letter, or any other agreement or instrument contemplated hereby or thereby and (ii) no Arranger-Related Person shall have any Liabilities arising from, or be responsible for, the use by others of Information or other materials (including, without limitation, any personal data) obtained through electronic, telecommunications or other information transmission systems, including IntraLinks, Debt X, SyndTrak Online or by similar electronic means or otherwise via the internet; provided that the foregoing limitation in subclause (ii) will not apply to Liabilities to the extent that they have resulted from the willful misconduct, bad faith or gross negligence of its obligations under this Commitment Letter, the Fee Letter or any other agreement or instrument contemplated hereby or thereby by, any Arranger-Related Person (as determined by a court of competent jurisdiction in a final and non-appealable decision), provided, further, that, nothing in this clause (a) shall relieve you of any obligation you may have to indemnify an Indemnified Person, as provided in clause (b) below, against any special, indirect, consequential or punitive damages asserted against such Indemnified Person by a third party. You agree, to the extent permitted by applicable law, to not assert any claims against any Arranger-Related Person with respect to any of the foregoing. As used herein, the term “Liabilities” shall mean any losses, claims (including intraparty claims), demands, damages or liabilities of any kind.

(b)          Indemnity.

To induce the Commitment Parties to enter into this Commitment Letter and the Fee Letter and to proceed with the documentation of the Facilities, you agree (a) to indemnify and hold harmless each Commitment Party, its respective affiliates and the respective officers, members, partners, directors, employees, agents and controlling persons and other representatives of each of the foregoing (each, an “Indemnified Person”), from and against any and all losses, claims, damages and liabilities of any kind or nature actually incurred and reasonable and documented and invoiced out-of-pocket fees and expenses, joint or several, to which any such Indemnified Person may become subject to the extent arising out of, resulting from or in connection with any claim, litigation, investigation or proceeding resulting from this Commitment Letter (including the Term Sheet), the Fee Letter, the Acquisition Agreement, the Transactions, the Facilities or any use of the proceeds thereof (any of the foregoing, a “Proceeding”), regardless of whether any such Indemnified Person is a party thereto, whether or not such Proceedings are brought by or against you, your equity holders, affiliates, creditors, the Company or any other third person, and to reimburse each such Indemnified Person within 30 days after receipt of a written request together with reasonably detailed backup documentation for any reasonable and documented and invoiced out-of-pocket legal expenses of one firm of counsel for all such Indemnified Persons, taken as a whole and, if applicable, of a single local counsel in each appropriate jurisdiction (which may include a single special counsel acting in multiple jurisdictions) (and, in the case of an actual or perceived conflict of interest where the Indemnified Person affected by such conflict retains its own counsel and informs you, of another firm of counsel for such affected Indemnified Person in each applicable jurisdiction) (or otherwise as agreed by Parent) and other reasonable and documented and invoiced out-of-pocket fees and expenses incurred in connection with investigating or defending any of the foregoing; provided that the foregoing indemnity will not, as to any Indemnified Person, apply to losses, claims, damages, liabilities or related expenses to the extent that they have resulted from (i) willful misconduct, bad faith or gross negligence of such Indemnified Person or any of such Indemnified Person’s controlled affiliates or any of its or their respective officers, directors, employees, agents, advisors or other representatives (as determined by a court of competent jurisdiction in a final and non-appealable decision), (ii) a material breach of this Commitment Letter, the Term Sheet or the Fee Letter by such Indemnified Person (as determined by a court of competent jurisdiction in a final and non-appealable decision) or (iii) any Proceeding that does not involve an act or omission by you or any of your controlled affiliates and that is brought by an Indemnified Person against any other Indemnified Person (other than any claims against a Commitment Party in its capacity or in fulfilling its role as the Administrative Agent, an arranger or any similar role in respect of the Facilities to the extent none of the exceptions in clauses (i) and (ii) of this proviso would apply) and (b) to reimburse each Commitment Party from time to time, upon presentation of a summary statement, for all reasonable and documented and invoiced out-of-pocket expenses, syndication expenses and reasonable documented and invoiced fees, disbursements and other charges of counsel to the Lead Arrangers identified in the Term Sheet (and, for the avoidance of doubt, not any additional counsel to any Commitment Party or Lead Arranger individually) and of a single local counsel to the Administrative Agent in each appropriate jurisdiction (except allocated costs of in-house counsel) (which may include a single special counsel acting in multiple jurisdictions) (and, in the case of an actual or perceived conflict of interest where the Indemnified Person affected by such conflict retains its own counsel and informs you, of another firm of counsel for such affected Indemnified Person), in each case incurred in connection with the Facilities and the preparation, negotiation and enforcement of this Commitment Letter, the Fee Letter, the Facilities Documentation and any security arrangements in connection therewith and, in the case of any other advisors or consultants, shall be limited to those Persons approved by you. You acknowledge that we may receive a benefit, including without limitation, a discount, credit or other accommodation, from any of such counsel based on the fees such counsel may receive on account of their relationship with us including, without limitation, fees paid pursuant hereto.

5

You shall not, without the prior written consent of any Indemnified Person (which consent shall not be unreasonably withheld, delayed or conditioned), effect any settlement of any pending or threatened proceedings in respect of which indemnity could have been sought hereunder by such Indemnified Person unless such settlement (i) includes an unconditional release of such Indemnified Person in form and substance reasonably satisfactory to such Indemnified Person from all liability or claims that are the subject matter of such proceedings and (ii) does not include any statement as to or any admission of fault, culpability, wrongdoing or a failure to act by or on behalf of any Indemnified Person. Each Indemnified Person shall be severally obligated to refund or return any and all amounts paid by you under this Section 6 to the extent such Indemnified Person is not entitled to payment of such amounts in accordance with the terms hereof (as determined by a court of competent jurisdiction in a final nonappealable decision).

You shall not be liable for any settlement of any Proceeding (or expenses solely in respect of such settlement) effected without your consent (which consent shall not be unreasonably withheld, delayed or conditioned), but if settled with your written consent or if there is a judgment against an Indemnified Person by a court of competent jurisdiction in any such Proceeding, you agree to indemnify and hold harmless each Indemnified Person from and against any and all losses, claims, damages, liabilities and expenses actually incurred by reason of such settlement or judgment in accordance with and to the extent provided in the other provisions of this Section 6.

In case any Proceeding is instituted involving any Indemnified Person for which indemnification is to be sought hereunder by such Indemnified Person, then such Indemnified Person will promptly notify you of the commencement of any Proceeding after such Indemnified Person has actual knowledge of the same; provided, however, that the failure so to notify you will not relieve you from any liability that you may have to such indemnified person pursuant to this Section.

It is further agreed that the Initial Lenders shall be severally liable in respect of their respective commitments to the Facilities on a several, and not joint, basis with any other Initial Lender, and no Initial Lender shall be responsible for the commitment of any other Initial Lender.

7.           Sharing of Information, Absence of Fiduciary Relationships, Affiliate Activities.

You acknowledge that the Commitment Parties and their respective affiliates may be providing debt financing or equity capital or other services (including, without limitation, financial advisory services) to other persons in respect of which you, the Company and your and its respective affiliates may have conflicting interests regarding the transactions described herein and otherwise. The Commitment Parties and their respective affiliates will not use confidential information obtained from you by virtue of the transactions contemplated by this Commitment Letter or their other relationships with you in connection with the performance by them or their respective affiliates of services for other persons, and none of the Commitment Parties or their respective affiliates will furnish any such information to other persons, except to the extent permitted below. You also acknowledge that none of the Commitment Parties or their respective affiliates has any obligation to use in connection with the transactions contemplated by this Commitment Letter, or to furnish to you, confidential information obtained by them from other persons.

6

As you know, certain of the Commitment Parties, together with respective affiliates, may be full service securities firms engaged, either directly or through their respective affiliates, in various activities, including securities trading, commodities trading, investment management, financing, hedging and brokerage activities and financial planning and benefits counseling for both companies and individuals. In the ordinary course of these activities, certain of the Commitment Parties or their respective affiliates may actively engage in commodities trading or trade the debt and equity securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company and other companies which may be the subject of the arrangements contemplated by this Commitment Letter for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities. The Commitment Parties or their respective affiliates may also co-invest with, make direct investments in, and invest or co-invest client monies in or with funds or other investment vehicles managed by other parties, and such funds or other investment vehicles may trade or make investments in securities of you, the Company or other companies which may be the subject of the arrangements contemplated by this Commitment Letter or engage in commodities trading with any thereof.

The Commitment Parties and their respective affiliates may have economic interests that conflict with those of the Company and your economic interests. You agree that the Commitment Parties will each act under this letter as an independent contractor and that nothing in this Commitment Letter or the Fee Letter will be deemed to create an advisory, fiduciary or agency relationship or fiduciary or other similar duty between the Commitment Parties and you and the Company, your and their respective equity holders or your and their respective affiliates. You acknowledge and agree that (i) the transactions contemplated by this Commitment Letter and the Fee Letter are arm’s-length commercial transactions between the Commitment Parties and their respective affiliates, on the one hand, and you, on the other hand, (ii) in connection therewith and with the process leading to such transaction, the Commitment Parties and their respective affiliates are acting solely as a principal and not as agents or fiduciaries of you, the Company, your and their management, equity holders, creditors, affiliates or any other person, (iii) the Commitment Parties and their respective affiliates have not assumed an advisory or fiduciary responsibility in favor of you or your affiliates with respect to the transactions contemplated hereby or the process leading thereto (irrespective of whether the Commitment Parties or any of their respective affiliates have advised or are currently advising you or the Company on other matters) except the obligations expressly set forth in this Commitment Letter and the Fee Letter and (iv) you have consulted your own legal and financial advisors to the extent you deemed appropriate. You further acknowledge and agree that neither we nor any of our affiliates are advising you as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction and you are responsible for making your own independent judgment with respect to the transactions contemplated hereby and the process leading thereto. You agree that you will not claim that the Commitment Parties or their respective affiliates, as the case may be, have rendered advisory services in connection with the services provided pursuant to this Commitment Letter, or owe a fiduciary duty to you or your affiliates, in connection with such transaction or the process leading thereto. You waive, to the fullest extent permitted by law, any claims you may have against us or our affiliates (in our capacities as Commitment Parties hereunder) for breach of fiduciary duty or alleged breach of fiduciary duty arising out of this Commitment Letter and agree that we and our affiliates shall have no liability (whether direct or indirect) to you in respect of such a fiduciary duty claim or to any person asserting a fiduciary duty claim on behalf of or in right of you, including your equity holders, employees or creditors.

7

8.           Confidentiality.

You agree that you will not disclose the Fee Letter or the contents thereof or this Commitment Letter, the Term Sheet, the other exhibits and attachments hereto or the contents of each thereof to any person or entity without prior written approval of the Lead Arrangers (such approval not to be unreasonably withheld, conditioned or delayed), except (a) to Searchlight Capital Partners, L.P. or its affiliates (collectively, the “Sponsor”) and, at the Sponsor’s election, certain co-investors arranged or designated by the Sponsor (collectively with the Sponsor, the “Investors”), and to your and each such Investor’s respective officers, directors, agents, employees, attorneys, accountants, advisors, or controlling persons and to actual and potential co-investors who are informed of the confidential nature hereof and thereof (and, in each case, each of their attorneys) on a confidential and need-to-know basis, (b) if the Commitment Parties consent in writing (which may be via e-mail) to such proposed disclosure or (c) pursuant to the order of any court or administrative agency in any pending legal, judicial or administrative proceeding, or otherwise as required by applicable law or legal process or to the extent requested or required by governmental and/or regulatory authorities, in each case based on the reasonable advice of your legal counsel (in which case you agree, to the extent practicable and not prohibited by applicable law, rule or regulation to inform us promptly thereof prior to disclosure); provided that you may disclose (i) this Commitment Letter, the Fee Letter (provided, that the Fee Letter and the contents thereof will be redacted in a customary manner reasonably satisfactory to the Lead Arrangers), and the contents hereof and thereof, in each case, to the Company, the Company’s subsidiaries and their respective officers, directors, agents, employees, attorneys, accountants, advisors, controlling persons or equity holders (and each of their attorneys), on a confidential and need-to-know basis, (ii) this Commitment Letter and its contents (but not the Fee Letter or its contents) in connection with any public release or filing relating to the Transactions, (iii) this Commitment Letter, the Term Sheet and the other exhibits and annexes to this Commitment Letter, and the contents thereof, in each case, to potential Lenders, and their respective officers, directors, agents, employees, attorneys, accountants or advisors (but not the Fee Letter or its contents), (iv) the aggregate fee amounts contained in the Fee Letter as part of the Projections, pro forma information or a generic disclosure of aggregate sources and uses related to fee amounts related to the Transactions to the extent customary or required in any public release or filing relating to the Transactions, (v) this Commitment Letter and its contents (but not the Fee Letter or its contents) to the extent that such information becomes publicly available other than by reason of improper disclosure by you in violation of any confidentiality obligations hereunder and (vi) this Commitment Letter and the Fee Letter in connection with the protection or enforcement of your rights hereunder. The foregoing restrictions shall cease to apply in respect of the existence and contents of this Commitment Letter (but not in respect of the Fee Letter and its contents) on the second anniversary of the date hereof.

8

Each Commitment Party and its respective affiliates will use all information provided to them or such affiliates by or on behalf of you hereunder or in connection with the Acquisition and the related Transactions solely for the purpose of providing the services which are the subject of this Commitment Letter and shall treat confidentially all such information and shall not publish, disclose to any person or entity or otherwise divulge such information; provided that nothing herein shall prevent any Commitment Party and its respective affiliates from disclosing any such information (a) pursuant to the order of any court or administrative agency or in any pending legal, judicial or administrative proceeding, or otherwise as required by applicable law, rule or regulation or compulsory legal process based on the reasonable advice of counsel, (b) upon the request or demand of any regulatory authority or self-regulatory authority having jurisdiction over such Commitment Party or any of its respective affiliates (in which case such Commitment Party agrees, to the extent practicable and not prohibited by applicable law, to inform you thereof prior to disclosure (except with respect to any routine or ordinary course audit or examination conducted by bank accountants, or any governmental bank regulatory authority or self-regulatory authority exercising examination or regulatory authority)), (c) to the extent that such information becomes publicly available other than by reason of improper disclosure by such Commitment Party or any of its respective affiliates or any of their respective members, partners, officers, directors, employees, legal counsel, independent auditors, professionals and other experts or agents, advisors, controlling persons and other representatives (the “Related Parties”) thereto in violation of any confidentiality obligations owing to you, the Company or any of your or their respective affiliates (including those set forth in this paragraph), (d) to the extent that such information is or was received by such Commitment Party or its Related Parties from a third party that is not, to such Commitment Party’s knowledge, subject to contractual or fiduciary confidentiality obligations owing to you, the Company or any of your or their respective affiliates or Related Parties, (e) to the extent that such information is independently developed by such Commitment Party or its Related Parties without the use of any confidential information, (f) to the Commitment Parties’ respective affiliates and to its and their respective officers, directors, employees, legal counsel, independent auditors, professionals and other experts or agents (collectively, the “Representatives”) who need to know such information in connection with the Transactions and who are subject to customary confidentiality obligations and who have been informed of the confidential nature of such information and are or have been advised of their obligation to keep information of this type confidential (provided that such Commitment Party shall be responsible for the compliance of its affiliates and Representatives with the provisions of this Section 8), (g) to actual or potential Lenders or participants and their Representatives in connection with the Transactions and on a confidential basis, (h) for purposes of establishing a due diligence defense in any legal proceedings, (i) as is necessary or advisable in protecting and enforcing the Commitment Parties’ rights with respect to this Commitment Letter or Fee Letter (j) to any other party hereto, (k) to any Governmental Authority or examiner regulating any Commitment Party, or (l) to the extent you shall have consented to such disclosure in writing. The Commitment Parties’ and their respective affiliates’, if any, obligations under this paragraph shall terminate automatically and be superseded by the confidentiality provisions in the applicable Facilities Documentation upon the initial funding thereunder. Notwithstanding anything to the contrary, this paragraph shall automatically terminate on the second anniversary of the date of this Commitment Letter.

For the avoidance of doubt, nothing herein prohibits any individual from communicating or disclosing information regarding suspected violations of laws, rules, or regulations to a governmental, regulatory, or self-regulatory authority without any notification to any person.

9.           Miscellaneous.

This Commitment Letter and the commitments hereunder shall not be assignable by any party hereto without the prior written consent of each other party hereto (and any attempted assignment without such consent shall be null and void). This Commitment Letter and the commitments hereunder are, and are intended to be, solely for the benefit of the parties hereto (and Indemnified Persons and Arranger-Related Persons to the extent expressly set forth herein) and do not, and are not intended to, confer any benefits upon, or create any rights in favor of, any person other than the parties hereto (and Indemnified Persons and Arranger-Related Persons to the extent expressly set forth herein). The Commitment Parties reserve the right to employ the services of their respective affiliates or branches in providing services contemplated hereby and to allocate, in whole or in part, to their respective affiliates or branches certain fees payable to the Commitment Parties in such manner as the Commitment Parties and their respective affiliates or branches may agree in their sole discretion and, to the extent so employed, such affiliates and branches shall be entitled to the benefits and protections afforded to, and subject to the provisions governing the conduct of the Commitment Parties hereunder; provided that such Commitment Party will be responsible for the actions or inactions of any such person whose services are so employed.

9

This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by each of the Commitment Parties and you. This Commitment Letter may be executed in any number of counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile, scan, photograph or other electronic transmission shall be effective as delivery of a manually executed counterpart hereof. Any signature to this Commitment Letter may be delivered by facsimile, electronic mail (including pdf) or any electronic signature complying with the U.S. federal ESIGN Act of 2000 or the New York Electronic Signature and Records Act or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes to the fullest extent permitted by applicable law. This Commitment Letter (including the exhibits hereto), together with the Fee Letter, (i) are the only agreements that have been entered into among the parties hereto with respect to the commitments relating to the Facilities and (ii) supersede all prior understandings, whether written or oral, among us with respect to the Facilities and set forth the entire understanding of the parties hereto with respect thereto. THIS COMMITMENT LETTER AND ANY CLAIM, CONTROVERSY OR DISPUTE (WHETHER IN CONTRACT, TORT OR OTHERWISE AND IN EQUITY OR AT LAW) ARISING UNDER OR RELATED TO THIS COMMITMENT LETTER SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY; provided, however, that it is understood and agreed that (a) the interpretation of the definition of Material Adverse Effect (as defined in the Acquisition Agreement) (and whether or not a Material Adverse Effect (as defined in the Acquisition Agreement) has occurred and is continuing), (b) the determination of the accuracy of any Specified Acquisition Agreement Representation and whether as a result of any breach thereof you or your applicable affiliate has the right (taking into account any applicable grace periods or cure provisions) to terminate your or its obligations under the Acquisition Agreement or decline to consummate the Acquisition (in each case, in accordance with the terms thereof and without resulting in the payment of any fees, damages or other amounts under the Acquisition Agreement) as a result of a failure of a condition resulting from a breach of such representations and warranties in the Acquisition Agreement and (c) the determination of whether the Acquisition has been consummated in accordance with the terms of the Acquisition Agreement, in each case shall be governed by, and construed, interpreted and enforced in accordance with, the laws of the State of Delaware, including its statutes of limitations, without giving effect to any conflict-of-laws or other rules that would result in the application of the Laws (as defined in the Acquisition Agreement) or statutes of limitations of a different jurisdiction.

Each Commitment Party represents and warrants that this Commitment Letter and the Fee Letter constitute its legally valid and binding obligation (except as may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or other similar laws relating to or affecting the rights of creditors generally), including (i) to provide services set forth herein, in the case of the Lead Arrangers, and to fund its commitment under the Facilities, in the case of the Initial Lenders, and (ii) to negotiate in good faith the Facilities Documentation in a manner consistent with this Commitment Letter for purposes of executing and delivering the Facilities Documentation substantially concurrently with the consummation of the Acquisition, in each case, enforceable at law and in equity in accordance with their terms and subject only to the conditions precedent as expressly provided herein in Section 5 hereof, subject to the Conditionality Provisions. You represent and warrant that this Commitment Letter and the Fee Letter constitute your legally valid and binding obligations (except as may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or other similar laws relating to or affecting the rights of creditors generally), enforceable at law and in equity against you in accordance with their terms; provided that nothing contained in this Commitment Letter or the Fee Letter obligates you or any of your affiliates to consummate the Transactions or to draw upon all or any portion of the Facilities.

EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM (WHETHER IN CONTRACT, TORT OR OTHERWISE AND IN EQUITY OR AT LAW) OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THIS COMMITMENT LETTER OR THE FEE LETTER OR THE PERFORMANCE OF SERVICES HEREUNDER OR THEREUNDER.

10

Each of the parties hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the exclusive jurisdiction of any Federal court of the United States of America sitting in the Borough of Manhattan in the City of New York (or, if such Federal court does not have jurisdiction, any New York State court sitting in the Borough of Manhattan in the City of New York), and any appellate court from any thereof, in any action or proceeding (whether in contract, tort or otherwise and in equity or at law) arising out of or relating to this Commitment Letter, the Fee Letter or the transactions contemplated hereby or thereby, or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such action or proceeding shall be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Commitment Letter, the Fee Letter or the transactions contemplated hereby or thereby in any such New York State court or in any such Federal court, (c) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court and (d) agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each of the parties hereto agrees that service of process, summons, notice or document by registered mail addressed to you or us at the addresses set forth above shall be effective service of process for any suit, action or proceeding brought in any such court.

We hereby notify you that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “PATRIOT Act”) and the requirements of 31 C.F.R. §1010.230 (as amended, the “Beneficial Ownership Regulation”), each of us and each of the Lenders may be required to obtain, verify and record information that identifies the Borrower and the Guarantors, which information may include their names, addresses, tax identification numbers and other information that will allow each of us and the Lenders to identify the Borrower and the Guarantors in accordance with the PATRIOT Act or the Beneficial Ownership Regulation. This notice is given in accordance with the requirements of the PATRIOT Act and is effective for each of us and the Lenders.

The survival, indemnification, limitation on liability, fee payment and compensation (if applicable), reimbursement (if applicable), information, jurisdiction, governing law, venue, waiver of jury trial, absence of fiduciary relationships, survival and confidentiality provisions contained herein and in the Fee Letter, and the alternative transaction fee provisions in the Fee Letter, shall remain in full force and effect regardless of whether the Facilities Documentation shall be executed and delivered and notwithstanding the termination or expiration of this Commitment Letter or the Initial Lenders’ commitments hereunder; provided that your obligations under this Commitment Letter (other than your obligations with respect to confidentiality of the Fee Letter and the contents thereof) shall automatically terminate and be superseded by the Facilities Documentation upon the initial funding thereunder to the extent covered thereby, and you shall automatically be released from all liability in connection therewith at such time. You may terminate this Commitment Letter and the Initial Lenders’ commitments with respect to all or any portion of the Facilities hereunder (on any basis among the Facilities as you designate and on a pro rata basis among the Commitment Parties) at any time subject to the provisions of the preceding sentence. In addition and without limiting the generality of the foregoing, for any reason, you may terminate and/or reduce the Initial Lenders’ commitments with respect to the Facilities (on a pro rata basis amongst the Initial Lenders); provided that, if any such Initial Lender at any time would qualify as a “Defaulting Lender” under such definition in the Documentation Precedent, you may terminate such Initial Lender’s commitments with respect to the Facilities on a non-pro rata basis and/or replace the commitments of such Initial Lender pursuant to customary joinder documentation or an amendment to this Commitment Letter and the Fee Letter.

Section headings used herein are for convenience of reference only and are not to affect the construction of, or to be taken into consideration in interpreting, this Commitment Letter.

11

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms of this Commitment Letter and of the Fee Letter by returning to the Commitment Parties party thereto and thereto, executed counterparts hereof and of the Fee Letter not later than 11:59 p.m., New York City time, on February 26, 2026. The Initial Lenders’ commitments and the obligations of the Lead Arrangers hereunder will expire at such time in the event that we (or our legal counsel) have not received such executed counterparts in accordance with the immediately preceding sentence. If you do so execute and deliver to the Commitment Parties party to this Commitment Letter and the Fee Letter, we agree to hold our commitment available for you until the earliest of (such earliest date being the “Outside Date”) (i) 11:59 p.m. New York city time on the date that is five Business Days (as defined in the Acquisition Agreement as in effect on the date hereof) after the Outside Date (as defined in the Acquisition Agreement as in effect on the date hereof and as it may be extended (or further extended) in accordance with the terms of the Acquisition Agreement as in effect on the date hereof), (ii) the initial funding under the Facilities, (iii) the termination (in accordance with the Acquisition Agreement) of the Acquisition Agreement by you or with your written consent without the funding of the Facilities and (iv) the consummation of the Acquisition with or without the use or funding of the Facilities (but after giving effect to any funding of the Facilities in connection with the consummation of the Acquisition); provided that the termination of any commitment pursuant to this sentence shall not prejudice your rights and remedies in respect of any breach of this Commitment Letter. Upon the occurrence of the Outside Date, this Commitment Letter and the commitments of each of the Commitment Parties hereunder and the agreement of the Lead Arrangers to provide the services described herein shall automatically terminate unless each of the Commitment Parties (as to itself) shall, in its discretion, agree to an extension in writing of its commitment.

[Signature Pages Follow]

12

We are pleased to have been given the opportunity to assist you in connection with the financing for the Transactions.

Very truly yours,

WHITEHORSE CAPITAL ORIGINATION, LLC

By:	/s/ Mark Bernier
Name: Mark Bernier
Title: Authorized Signatory

[Signature Page to Commitment Letter]

FORTRESS CREDIT CORP.,
on behalf of itself and/or as agent on behalf of one or more funds and accounts managed by affiliates of Fortress Credit Corp.

By:	/s/ Avraham Dreyfuss
Name: Avraham Dreyfuss
Title: Chief Financial Officer

FORTRESS PRIVATE LENDING FUND

By:	/s/ Avraham Dreyfuss
Name: Avraham Dreyfuss
Title: Chief Financial Officer

FORTRESS CREDIT OPPORTUNITIES XXVII CLO B LLC
By: Fortress CLO Manager B LLC, its collateral
Manager

By:	/s/ Avraham Dreyfuss
Name: Avraham Dreyfuss
Title: Chief Financial Officer

[Signature Page to Commitment Letter]

Accepted and agreed to as of
the date first above written:

KONA PARENT, L.P.
By: KONA Parent GP, LLC, its general partner

By:	/s/ Andrew Frey
Name: Andrew Frey
Title: Authorized Person

[Signature Page to Commitment Letter]

CONFIDENTIAL	EXHIBIT A

Project Kona
Transaction Description

Capitalized terms used but not defined in this Exhibit A shall have the meanings set forth in the Commitment Letter. In the case of any such capitalized term that is subject to multiple and differing definitions, the appropriate meaning thereof in this Exhibit A shall be determined by reference to the context in which it is used.

The Sponsor intend to consummate the Acquisition pursuant to the Acquisition Agreement.

In connection with the foregoing, it is intended that:

(a)          Sponsor will contribute, directly or indirectly an amount (the “Equity Contribution”) to Parent in the form of common equity, or other equity on terms reasonably acceptable to the Lead Arrangers, and which shall be further contributed to the Company in the form of common equity which would cause the equity interests of the Company (including roll-over or contributed equity (including any existing preferred equity held by Sponsor)) to represent not less than the 50% (the “Equity Contribution Percentage”) of the total pro forma consolidated capitalization of the Company (to be defined as the sum of (x) 100% of the aggregate principal amount of funded debt for borrowed money net of unrestricted cash and (y) the total amount of equity (including roll-over or contributed equity (including any existing preferred equity held by Sponsor))); provided that, notwithstanding the foregoing, (x) in no event shall the Equity Contribution be in an aggregate amount less than $90 million (less the aggregate amount (if any) under the Equity Commitment Letters (as defined below)) on the Closing Date and (y) on or before the one (1) year anniversary of the Closing Date (or such later date as agreed to by the Administrative Agent in writing), without regard for any then outstanding obligations under any Equity Commitment Letter or the status of any appraisal rights, no less than $90 million of new cash equity shall have been contributed from and after the Closing Date, and any excess proceeds remaining after giving effect to the Acquisition shall be contributed, in each case, to the Borrower in the form of common equity; provided, further that, to the extent any stockholder or other equity holder of the Company has exercised appraisal rights in connection with the Transactions, then on the Closing Date the Sponsor may elect to issue one or more equity commitment letters (collectively, the “Equity Commitment Letters”) in an aggregate amount up to, but not in excess of, the amount of consideration that would otherwise be paid under the Acquisition Agreement in respect of the shares or other equity interests subject to such appraisal rights and, for purposes of this Commitment Letter, the aggregate amount of such Equity Commitment Letters shall be included as equity in the calculation of the Equity Contribution Percentage from and after the Closing Date as if such amount was funded as equity (with it being understood that, on or prior to the date of the final resolution of all such appraisal rights, the lesser of (a) the amount necessary to satisfy such appraisal rights in full and (b) the full amount committed under such Equity Commitment Letters shall be drawn and funded in cash to Parent in the form of common equity, or other equity on terms reasonably acceptable to the Lead Arrangers, and which shall be further contributed to the Company in the form of common equity); provided, further, that the Sponsor shall directly or indirectly (whether by contract or otherwise) control not less than a majority of the voting and economic interests in Parent on the Closing Date after giving effect to the Transactions. For the avoidance of doubt, any amounts funded under the Equity Commitment Letters after the Closing Date shall not increase the Available Amount or otherwise build “basket” capacity under the Facilities Documentation.

(b)          The Borrower (as such term is defined in Exhibit B to the Commitment Letter) will obtain $325 million in senior secured first lien loan facilities (the “Facilities”) consisting of a $25 million revolving credit facility and a $300 million closing date term loan facility, in each case, described and defined in Exhibit B to the Commitment Letter.

A-1

CONFIDENTIAL	EXHIBIT A
(c)          Pursuant to the Acquisition Agreement, Merger Sub will merge with and into the Company, with the Company surviving such merger as a direct wholly-owned subsidiary of Parent.

(d)         The aggregate principal amount of and all accrued and unpaid interest and any other outstanding amounts as of the Closing Date under that certain Credit Agreement, dated as of November 9, 2023 (as amended, restated, supplemented or otherwise modified from time to time prior to the date hereof, the “Existing Credit Agreement”), by and among the Borrower, the Company, King LLC Merger Sub LLC (as successor to Maple Intermediate Holdings Inc.), a Delaware corporation and direct wholly-owned subsidiary of the Company (“Holdings”), and WhiteHorse Capital Management, LLC, as agent, and the other parties thereto, will be repaid substantially concurrently with the initial funding of the Facilities (the “Existing Credit Agreement Refinancing”).

(e)       The aggregate principal amount of, and all accrued and unpaid interest as of the Closing Date in respect of, the 5.50% Exchangeable Senior Notes due 2028 (the “Exchangeable Notes” and such obligations, collectively, the “Exchangeable Notes Obligations”) under that certain Amended and Restated Indenture, dated as of November 15, 2021 (as amended, restated, supplemented or otherwise modified from time to time, the “Exchangeable Notes Indenture”) among the Borrower, as issuer, the Company, as guarantor, and Wilmington Trust, National Association, as trustee, will be repaid and/or repurchased in full substantially concurrently with the initial funding of the Facilities (the “Exchangeable Notes Refinancing” and together with the Existing Credit Agreement Refinancing, the “Refinancing”).

(f)          The proceeds of the Facilities funded on the Closing Date and cash on hand (if any) at the Borrower and its subsidiaries and the Company and its subsidiaries will be used to (i) fund any OID or upfront fees pursuant to the Fee Letter and (ii) finance all or a portion of the Transactions, including (v) to fund the consideration and other amounts owing in connection with the Acquisition under the Acquisition Agreement (including purchase price adjustments, working capital adjustments and/or to pay for acquired cash), (w) to consummate the Refinancing, (x) to pay certain of the fees, costs and expenses incurred in connection with the Transactions (the “Acquisition Costs”), (y) to replace, backstop or cash collateralize letters of credit, bank guarantees, surety bonds or similar instruments outstanding on the Closing Date and (z) for working capital and general corporate purposes.

The transactions described above (including the payment of Acquisition Costs) are collectively referred to herein as the “Transactions”.

For purposes of this Commitment Letter and the Fee Letter, “Closing Date” shall mean, subject to the Conditionality Provisions, the date of satisfaction or waiver by the Commitment Parties of the conditions in the second paragraph of Section 5 of the Commitment Letter, in Exhibit C of the Commitment Letter and delivery of a customary borrowing notice.

A-2

EXHIBIT B

Project Kona
Facilities
Summary of Principal Terms and Conditions1

This Summary of Proposed Terms and Conditions (this “Term Sheet”) is attached as Exhibit B to that certain Commitment Letter, dated as of February 26, 2026 (the “Commitment Letter”), among KONA Parent, L.P., WhiteHorse, Fortress, FPL and MM CLO.

Borrower:	KORE Wireless Group Inc., a Delaware corporation, and a direct wholly-owned subsidiary of Holdings (the “Borrower”).

Holdings:	King LLC Merger Sub LLC (as successor to Maple Intermediate Holdings Inc.), a Delaware corporation and direct wholly-owned subsidiary of the Company.

Guarantors:	Consistent with the Documentation Principles (as defined below) (and shall, for the avoidance of doubt, include Holdings and exclude the Company).

Transactions:	As set forth in Exhibit A to the Commitment Letter.

Documentation Principles:
The Facilities will be documented pursuant to definitive documentation (“Facilities Documentation”) based on and consistent with the Existing Credit Agreement and the other loan documents referred to therein (the “Documentation Precedent”), with such changes thereto as are necessary or reasonably appropriate to:  (a) reflect the terms set forth in this Term Sheet; (b) reflect the proposed Transactions and the anticipated capital structure of the Borrower; (c) subject to clause (a), reset incurrence-based financial ratios and tests based on the Closing Date First Lien Secured Net Leverage Ratio, Closing Date Secured Net Leverage Ratio and Closing Date Total Net Leverage Ratio (each as defined below), in each case, unless otherwise specified herein, maintaining any applicable cushions thereto consistent with the Documentation Precedent, (d) subject to clause (a) and clause (e), reset fixed dollar baskets based on the Closing Date Consolidated EBITDA (as defined below); (e) subject to clause (a), adjust certain EBITDA “grower” baskets in accordance with the column titled “New Level” set forth in Exhibit D of the Commitment Letter; (f) at the Borrower’s option, to the extent the underlying business segment generates positive EBITDA, not give pro forma effect to any discontinuance of operations until the applicable disposition, abandonment, transfer, closure or discontinuation of operation has been consummated, (g) remove Section 10.25 of the Documentation Precedent and any related defined terms, as applicable (h) include a customary affirmative covenant that shall require the Borrower to exercise, or cause to be exercised, its rights to enforce the Equity Commitment Letters, if any, and (i) subject to clause (a), (b), (c), (d), (e), (f), (g) and (h), reflect such other customary changes as the Lead Arrangers or the Borrower may agree, each party negotiating in good faith.

1 All capitalized terms used but not defined herein shall have the meanings given to them in the Commitment Letter to which this term sheet is attached, including the exhibits thereto.

The Facilities Documentation will contain only those conditions to borrowing, mandatory prepayments, representations, warranties, covenants and events of default expressly set forth in this Term Sheet, each of which shall be subject to carveouts, exceptions, baskets, thresholds and grace periods consistent with the Documentation Precedent and the immediately preceding paragraph.

The first draft of the Facilities Documentation shall be drafted by counsel to the Borrower.

The provisions under this heading are collectively referred to as the “Documentation Principles”.

Administrative Agent and Collateral Agent:
WhiteHorse Capital Agent, LLC (or any of its designated affiliates) will act as sole administrative agent and sole collateral agent (in such capacities, the “Administrative Agent”), and will perform the duties customarily associated with such roles.

Joint Lead Arrangers and Joint Bookrunners:
WhiteHorse and Fortress will act as joint lead arrangers (in such capacity, the “Lead Arrangers” and each a, “Lead Arranger”) and joint bookrunners for the Facilities and will each perform the duties customarily associated with such roles.

Lenders:
The Initial Lenders, together with any affiliate of either of them or other party that becomes a lender by assignment as set forth under “Assignments and Participations” below but excluding, for the avoidance of doubt, any Disqualified Lender or Defaulting Lender (each as defined in the Documentation Precedent) (collectively, the “Lenders”).

Facilities:	(A)
A senior secured term loan facility (the “Term Facility”; the loans thereunder, the “Term Loans”; and the lenders thereof, the “Term Lenders”) in an aggregate principal amount of $300 million; provided that the aggregate principal amount of the Term Loans to be funded on the Closing Date may, at the option of the Borrower, be reduced ratably among the Lenders at any time for any reason.

(B)
A senior secured single-tranche revolving credit facility (the “Revolving Facility”; and, the Revolving Facility together with the Term Facility, collectively, the “Facilities”) in an aggregate principal amount of $25 million, available in U.S. dollars. Lenders with commitments under the Revolving Facility are collectively referred to as “Revolving Lenders” and the loans thereunder are collectively referred to as “Revolving Loans.”

Incremental Facilities:	Consistent with the Documentation Principles.

Financial Definitions:	“Closing Date Consolidated EBITDA” means $60 million.

“Closing Date First Lien Net Leverage Ratio” means a First Lien Net Leverage Ratio (as defined in the Documentation Precedent) of 4.85:1.00.

“Closing Date Secured Net Leverage Ratio” means a Secured Net Leverage Ratio (as defined in the Documentation Precedent) of 4.85:1.00.

“Closing Date Total Net Leverage Ratio” means a Total Net Leverage Ratio (as defined in the Documentation Precedent) of 4.85:1.00.

Refinancing and Extended Facilities:	Consistent with the Documentation Principles.

Purpose:
The proceeds of borrowings under the Facilities will be used by the Borrower on the Closing Date, together with cash on hand (if any) at the Borrower and its subsidiaries and the Company and its subsidiaries to fund the Transactions (including Acquisition Costs).

The proceeds of the Revolving Facility will be used by the Borrower and its restricted subsidiaries for working capital and other general corporate purposes, including the financing of restricted payments, permitted acquisitions and other permitted investments, and for any other purpose not prohibited by the Facilities Documentation. In addition, letters of credit may be issued on the Closing Date, including to backstop or replace certain letters of credit outstanding on the Closing Date.

Availability:	(A) The Term Facility will be available to be funded in a single drawing on the Closing Date.

(B)     The Revolving Facility (including letter of credit usage) will be made available to be funded in one or more drawings on a revolving basis on and after the Closing Date at any time prior to the final maturity of the Revolving Facility, in minimum principal amounts to be agreed upon; provided that the amount of Revolving Loans drawn on the Closing Date to fund the Transaction shall not exceed $5.0 million.  Amounts repaid under the Revolving Facility may be reborrowed.

Interest Rates and Fees:	As set forth on Annex A hereto.

Default Rate:	Same as Documentation Precedent.

Letters of Credit:	Same as Documentation Precedent; provided, that it is understood and agreed that none of WhiteHorse, Fortress, FPL or MM CLO shall be L/C Issuers (as defined in the Documentation Precedent).

Final Maturity and Amortization:	(A)	Term Loans

The Term Loans will mature on the date that is six (6) years after the Closing Date. The Term Loans will amortize in equal quarterly installments, commencing with the last day of the first full fiscal quarter ending after the Closing Date, in aggregate annual amounts equal to 1.00% of the original principal amount of the Term Loans.

	(B)	Revolving Facility

The Revolving Facility will mature, and lending commitments thereunder will terminate, on the date that is six (6) years after the Closing Date.

Security:	Consistent with the Documentation Principles.

Mandatory Prepayments:
Consistent with the Documentation Principles; provided that prongs (a), (b) and (c) of the definition of “Excess Cash Flow Percentage” shall be modified to replace “2.70” with the ratio that is 0.50x inside the Closing Date First Lien Net Leverage Ratio and “2.20” with the ratio that is 1.0x inside the Closing Date First Lien Net Leverage Ratio.

Voluntary Prepayments and Reductions in Commitments:	Consistent with the Documentation Principles.

Prepayment Premium:
Any (i) voluntary prepayment of Term Loans, (ii) prepayment of Term Loans in connection with mandatory assignments through the use of any “yank-a-bank” provision, (iii) mandatory prepayment of Term Loans required under Section 2.05(b)(iii) of the Documentation Precedent in connection with certain debt incurrences or (iv) any payment of Term Loans made following acceleration, in each case, occurring (A) prior to the date which is twelve (12) months following the Closing Date, shall be subject to a prepayment premium of 2.00% of the principal amount of Term Loans so prepaid, (B) on or after the date which is twelve (12) months following the Closing Date and prior to the date that is twenty-four (24) months following the Closing Date, shall be subject to a prepayment premium of 1.00% of the principal amount of Term Loans so prepaid and (C) on or after the date that is twenty-four (24) months following the Closing Date, shall not be subject to a prepayment premium.

Representations and Warranties:	Consistent with the Documentation Principles.

Conditions to Borrowings on the Closing Date:
Subject to the Conditionality Provisions, the availability of the initial borrowing and the other extensions of credit under the Facilities on the Closing Date will be subject solely to the conditions in Section 5 of the Commitment Letter, in Exhibit C of the Commitment Letter and delivery of a customary borrowing notice.

Conditions to All Borrowings after the Closing Date:	Consistent with the Documentation Principles.

Affirmative Covenants:	Consistent with the Documentation Principles.

Negative Covenants:	Consistent with Documentation Principles; provided that:

	-	the definition of “Fixed Incremental Amount” shall be modified to replace “$34,800,000” with “$60,000,000” and “60% of Consolidated EBITDA” with “100% of Consolidated EBITDA”;
	-	Section 7.06(j) shall be modified to delete the proviso at the end thereof;
	-	the proviso in Section 7.06(k) shall be modified to replace “4.80:1.00” with the ratio that is 0.50x inside the Closing Date Total Net Leverage Ratio;
	-	Section 7.06(m) shall be modified to set the leverage ratio governor contained therein at 1.0x inside the Closing Date Total Net Leverage Ratio;
-
Section 7.06(o) shall be deleted; provided, that Restricted Payments paid-in-kind pursuant to the terms of the Searchlight Preferred Equity Investment Document shall not be prohibited and Restricted Payments paid in cash pursuant to the terms of the Searchlight Preferred Equity shall be permitted if otherwise permitted under any exception set forth in the Restricted Payments covenant; provided, further that notwithstanding the foregoing, amounts under clause (a) of the definition of “Available Amount” shall not be available to make cash Restricted Payments in respect of the Searchlight Preferred Equity;

-
a new Section 7.06(r) shall be added to provide that the Borrower may make any Restricted Payment to Holdings or Parent in an aggregate amount up to the aggregate amount (if any) under the Equity Commitment Letters received by the Borrower to satisfy appraisal rights in connection with the Acquisition; and

	-	Section 7.07(m) shall be deleted.

Financial Covenant:
Limited to a maximum Total Net Leverage Ratio set as follows commencing with the last day of the first full fiscal quarter following the Closing Date (and subject to the Cure Right (as defined in the Documentation Precedent)):

Financial Covenant:
Limited to a maximum Total Net Leverage Ratio set as follows commencing with the last day of the first full fiscal quarter following the Closing Date (and subject to the Cure Right (as defined in the Documentation Precedent)):

Testing Period	Total Net Leverage Ratio

Last day of the first full fiscal quarter following the Closing Date to and including December 31, 2026	6.75 to 1.00
After December 31, 2026 to and including June 30, 2027	6.25 to 1.00

After June 30, 2027 to and including March 31, 2028	5.75 to 1.00

After March 31, 2028 to and including March 31, 2029	5.25 to 1.00

After March 31, 2029 to and including March 31, 2030	4.75 to 1.00

After March 31, 2030 to and including March 31, 2031	4.25 to 1.00

Thereafter	4.00 to 1.00

(the “Financial Covenant”). There shall be no other financial covenants with respect to the Facilities.

Prong (i) of the definition of “Consolidated Total Debt” shall be modified to replace “$29,000,000” with “$25,000,000”.

“Consolidated EBITDA” shall have the meaning set forth in the Documentation Precedent, provided that (i) the following items will be added to clause (a) of such definition as additional addbacks:  (A) cash payments made in respect of deferred equity compensation awards, including cash-settled restricted stock units, which represent the settlement of previously accrued equity-based compensation and are economically equivalent to non-cash equity compensation expenses permitted to be added back pursuant to clause (ix) of the definition of Consolidated EBITDA, (B) cash long-term incentive compensation expenses incurred in connection with the Company’s 2024 and 2025 Cash Long-Term Incentive Plans, and (C) actual and anticipated cost savings, in each case, for which supporting documentation reasonably satisfactory to Administrative Agent is delivered to the Administrative Agent, related to the elimination of Public Company Costs (as defined in the Documentation Precedent) (provided, that amounts added back pursuant to this clause (i)(C) shall be uncapped during the first four full fiscal quarters following the Closing Date (it being understood that, thereafter, the aggregate amounts added back pursuant to this clause (i)(C), together with clauses (v)(i), (viii), (xxi), (xxii) and (xxvii) of the definition of Consolidated EBITDA, and any Pro Forma Adjustments, shall not exceed 30.0% of Consolidated EBITDA in the aggregated for any measurement period (calculated after giving effect any such add back))), and (ii) the following items shall be added to clause (b) of such definition as additional deducts:  (A) the amount of Capitalized Software Expenditures and Capitalized Research and Development Costs (each as defined in the Documentation Precedent) for the applicable measurement period and (B) 50% of gross revenue associated with the Company’s CEaaS business for the applicable measurement period.

Limited Condition Transactions:	Consistent with the Documentation Principles.

Unrestricted Subsidiaries:	Consistent with the Documentation Principles.

Events of Default:	Consistent with the Documentation Principles.

Voting:	Consistent with the Documentation Principles; provided, that Section 10.01 shall be modified to add the following new clause (h) thereto:

(h) amend or modify this Agreement for the primary purpose of effectuating a Liability Management Transaction without the written consent of the two Lender Groups (to the extent that there is more than one Lender Group) holding the largest aggregate percentage (as compared to all Lender Groups) of (a) Total Outstandings (with the aggregate Outstanding Amount of each Lender’s Revolving Credit Exposure being deemed “held” by such Lender for purposes of this definition), (b) aggregate unused Term Commitments and (c) aggregate unused Revolving Credit Commitments, determined as of the date of the consummation of such amendment or modification;

“Lender Group” means a Lender “group” (determined by reference to each Lender’s Affiliates and Approved Funds that hold Loans or Commitments as of any date of determination).

“Liability Management Transaction” means (x) any transaction or series of related transactions that is designed primarily to directly or indirectly (i) restructure the Loan Parties’ capital structure in a manner that improves the prospects of investment recovery or profit of a class or subset of stakeholders to the detriment of another class or subset of stakeholders that was pari passu with such class or subset immediately prior to the transaction in question or (ii) encourage, force or punish the failure to consent to another transaction that would be a “Liability Management Transaction” under clause (i) above or (y) any refinancing, retirement, exchange, extension, repurchase, or defeasance of any existing Indebtedness of Borrower or any Subsidiary (other than intercompany Indebtedness among Holdings or any of its Subsidiaries), in each case, with any other Indebtedness that is contractually or structurally senior (including as to right of payment, lien priority or additional collateral) to any of the Obligations (and the Indebtedness being refinanced).  For the avoidance of doubt, use of basket capacity for a bona fide business purpose  (including refinancings of Indebtedness) that does not have the primary purpose of releasing or altering the priority of Liens on any Collateral or releasing or subordinating any of the Guarantees or reducing or impairing the rights and remedies of any Secured Party under the Credit Agreement or the other Loan Documents (in a manner not otherwise permitted by the Loan Documents as in effect immediately prior to such amendment or modification), shall not be a “Liability Management Transaction”.

Cost and Yield Protection:	Consistent with the Documentation Principles.

Assignments and Participations:	Consistent with the Documentation Principles.

Limitation of Liability, Expenses and Indemnification:	Consistent with the Documentation Principles.

Liability Management Blockers:	Consistent with the Documentation Principles.

Erroneous Payments:	Consistent with the Documentation Principles.

Governing Law and Forum:	New York.

Counsel to the Administrative Agent, Joint Lead Arrangers and Joint Bookrunners:	Paul Hastings LLP.

Annex A
Confidential
Interest Rates:
With respect to the Revolving Facility, at the option of the Borrower, (a) Term SOFR (as defined in the Documentation Precedent) plus 5.50% or (b) Base Rate (as defined Documentation Precedent) plus 4.50%.

With respect to the Term Facility, at the option of the Borrower, (a) Term SOFR plus 5.50% or (b) Base Rate plus 4.50%.

“Floor” means in respect of any Term SOFR loan, a rate of interest equal to 1.00%, and, in respect of any Base Rate loan, a rate of interest equal to 2.00%.

Interest Payment Dates:	Same as Documentation Precedent.

Commitment Fee:
The Borrower shall pay a commitment fee of 0.50% on the average daily undrawn portion of the commitments under the Revolving Facility, payable quarterly in arrears commencing with the last business day of the first full fiscal quarter ending after the Closing Date.

Letter of Credit Fees:
The Borrower shall pay to the Administrative Agent in Dollars for the account of each Revolving Lender under the Revolving Facility in accordance with its applicable percentage, a letter of credit fee for each letter of credit issued pursuant to this Agreement equal to the product of (i) 5.50% and (ii) the daily maximum amount then available to be drawn under such letter of credit. Such letter of credit fees shall be computed on a quarterly basis in arrears. Such letter of credit fees shall be due and payable on the first business day after the end of each March, June, September and December, commencing with the first such date to occur after the issuance of such letter of credit, on the date on which any letter of credit is terminated and on the letter of credit expiration date and thereafter on demand.

Rate and Fee Basis:
All per annum rates shall be calculated on the basis of a year of 360 days (or 365/366 days, in the case of Base Rate loans the interest rate payable on which is then based on the Prime Rate (as defined in the Documentation Precedent)) for actual days elapsed.

CONFIDENTIAL	EXHIBIT C
Project Kona
Summary of Additional Conditions

Capitalized terms used but not defined in this Exhibit C shall have the meanings set forth in the Commitment Letter. In the case of any such capitalized term that is subject to multiple and differing definitions, the appropriate meaning thereof in this Exhibit C shall be determined by reference to the context in which it is used.

Subject to the Conditionality Provisions in all respects, the availability and initial borrowings under the Facilities on the Closing Date shall be subject solely to the satisfaction or waiver by the Lead Arrangers of the following conditions precedent:

1.           Since the date of the Acquisition Agreement, there has not occurred a Material Adverse Effect (as defined in the Acquisition Agreement as of the date hereof).

2.         The Acquisition shall be consummated, in all material respects in accordance with the terms of the Acquisition Agreement, without giving effect to any modifications or amendments to the provisions thereof, or consents or waivers thereto, in each case by you, that in the aggregate are material and adverse to the Initial Lenders (in their capacities as such), as determined by Parent, without the prior consent of the Lead Arrangers (which consent shall not be unreasonably withheld, delayed or conditioned). For purposes of the foregoing condition, it is hereby understood and agreed that (a) any adverse change or waiver of, or modification to, the definition of Material Adverse Effect contained in the Acquisition Agreement shall be deemed to be material and adverse to the Initial Lenders, (b)(i) any reduction of the purchase price (or amendment to the Acquisition Agreement related thereto) shall not be deemed to be material and adverse to the interests of the Initial Lenders so long as such reduction is not greater than 10% of the aggregate purchase price and applied to reduce any amounts to be funded under the Term Facility and (ii) any increase in purchase price (or amendment to the Acquisition Agreement related thereto which directly results in an increase in purchase price) shall not be deemed to be materially adverse to the Initial Lenders if such increase is (at Parent’s option) (x) funded with amounts permitted to be drawn under the Revolving Facility on the Closing Date or (y) funded with common stock of Parent or any of its subsidiaries or additional cash on hand at Parent and its subsidiaries and/or the Company and its subsidiaries on the Closing Date; provided, for the avoidance of doubt, any purchase price adjustments in accordance with the terms of the Acquisition Agreement shall be deemed not adverse to the interests of the Initial Lenders and (c) the Lead Arrangers shall be deemed to have consented to any such modification, amendment, consent or waiver unless it shall object thereto in writing (including via email) within five Business Days (as defined in the Acquisition Agreement) of receipt of written notice of such modification, amendment, consent or waiver.

3.           Subject to the Conditionality Provisions, (i) the Specified Acquisition Agreement Representations and (ii) the Specified Representations shall be true and correct in all material respects, in each case, on, or as of, the Closing Date (except in the case of any Specified Acquisition Agreement Representation or Specified Representation which expressly relates to a given date or period, such representation and warranty shall be true and correct in all material respects as of the respective date or for the respective period, as the case may be).

4.           The Lead Arrangers shall have received:

(a)          the audited consolidated balance sheet of the Company, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ (deficit) equity and cash flows for (i) the fiscal years ended December 31, 2023, December 31, 2024 and (ii) each subsequent fiscal year ended at least 120 days prior to the Closing Date, and

C-1

CONFIDENTIAL	EXHIBIT C
(b)          the unaudited consolidated balance sheet of the Company, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ (deficit) equity and cash flows, as of (i) September 30, 2025 and (ii) the last day of each subsequent fiscal quarter (other than the fourth quarter of any fiscal year of the Company) ended after September 30, 2025 and at least 45 days prior to the Closing Date.

The Lead Arrangers hereby acknowledge that they have received the financial statements described in clauses (a)(i) and (b)(i).

5.           The Refinancing shall have been consummated, or shall be consummated substantially simultaneously with the initial borrowing under the Facilities on the Closing Date.

6.          The Equity Contribution shall have been consummated, or shall be consummated substantially simultaneously with the initial borrowing under the Facilities on the Closing Date.

7.          The Lead Arrangers shall have received customary Equity Commitment Letters, if any, in each case, in form and substance reasonably satisfactory to the Administrative Agent which Equity Commitment Letters shall include customary third party beneficiary rights in favor of the Administrative Agent.

8.          Subject in all respects to the Conditionality Provisions, all documents and instruments required to create and perfect the Administrative Agent’s security interests in the Collateral in accordance with the requirements set forth in Exhibit B shall have been executed by the Borrower and the other Guarantors, as applicable, and delivered to the Administrative Agent and, if applicable, shall be in proper form for filing.

9.          To the extent requested at least eight (8) Business Days prior to the Closing Date, the Commitment Parties shall have received, at least three Business Days (as defined in the Acquisition Agreement) prior to the Closing Date, all documentation and other information about the Borrower and the Guarantors that is required by applicable regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the PATRIOT Act and Customer Due Diligence Requirements for Financial Institutions issued by the U.S. Department of Treasury Financial Crimes Enforcement Network under the Bank Secrecy Act (such rule published May 11, 2016 and effective May 11, 2018, as amended from time to time, the “CDD Rule”) (which CDD Rule requirements shall be satisfied by delivering the LSTA form beneficial ownership certification) and requested in writing at least ten Business Days (as defined in the Acquisition Agreement) prior to the Closing Date by the Administrative Agent or the Commitment Parties.

10.          All fees required to be paid to the Lead Arrangers, the Administrative Agent or the Lenders on the Closing Date pursuant to the Term Sheet and the Fee Letter to the extent invoiced at least three Business Days (as defined in the Acquisition Agreement) prior to the Closing Date (or such later date as Parent may reasonably agree) shall, upon the initial borrowing under the Facilities, have been paid or shall be paid substantially concurrently with funding (which amounts may be offset against the proceeds of the Facilities) to the extent such fees are due.

C-2

ANNEX I TO
EXHIBIT C
SOLVENCY CERTIFICATE

[__], 2026

To the Administrative Agent and each of the Lenders party to the Credit Agreement, as defined below:

I, the undersigned, the Chief Financial Officer of King LLC Merger Sub LLC (as successor to Maple Intermediate Holdings, Inc.), a Delaware corporation (“Holdings”), in that capacity only and not in my individual capacity (and without personal liability), do hereby certify as of the date hereof, and based upon facts and circumstances as they exist as of the date hereof (and disclaiming any responsibility for changes in such fact and circumstances after the date hereof), that:

This certificate is furnished to the Administrative Agent and the Lenders pursuant to Section [          ] of the Credit Agreement, dated as of [__], 2026 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time the “Credit Agreement”), among KORE WIRELESS GROUP INC., a Delaware corporation (the “Borrower”), Holdings, WhiteHorse Capital Management, LLC, as Administrative Agent and Collateral Agent, and each Lender from time to time party thereto.  Unless otherwise defined herein, capitalized terms used in this certificate shall have the meanings set forth in the Credit Agreement.

For purposes of this certificate, the terms below shall have the following definitions:

i)            “Fair Value”

The amount at which the assets (both tangible and intangible), in their entirety, of Holdings and its Subsidiaries taken as a whole would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, with neither being under any compulsion to act.

ii)           “Present Fair Salable Value”

The amount that could be obtained by an independent willing seller from an independent willing buyer if the assets (both tangible and intangible) of Holdings and its Subsidiaries taken as a whole are sold on a going concern basis with reasonable promptness in an arm’s-length transaction under present conditions for the sale of comparable business enterprises insofar as such conditions can be reasonably evaluated.

iii)          “Stated Liabilities”

The recorded debts and liabilities (contingent, subordinated or otherwise) of Holdings and its Subsidiaries taken as a whole, as of the date hereof after giving effect to the consummation of the Transactions, determined in accordance with GAAP consistently applied; provided that the amount of contingent liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

iv)          “Identified Contingent Liabilities”

The maximum estimated amount of liabilities reasonably likely to result from pending litigation and other contingent liabilities of Holdings and its Subsidiaries taken as a whole after giving effect to the Transactions (including all fees and expenses related thereto but exclusive of such contingent liabilities to the extent reflected in Stated Liabilities), as identified and explained in terms of their nature and estimated magnitude by responsible officers of Holdings.

v)           “will be able to pay their Stated Liabilities and Identified Contingent Liabilities as they mature”

Holdings and its Subsidiaries taken as a whole after giving effect to the Transactions have sufficient assets and cash flow to pay their respective Stated Liabilities and Identified Contingent Liabilities as those liabilities mature or (in the case of contingent liabilities) otherwise become payable.  For the purposes hereof, it is assumed that the indebtedness and other obligations incurred on the date hereof will come due on their respective stated maturities.

vi)          “do not have Unreasonably Small Capital”

Holdings and its Subsidiaries taken as a whole after giving effect to the Transactions have sufficient capital to ensure that it is a going concern.

Based on and subject to the foregoing, I hereby certify on behalf of Holdings that after giving effect to the consummation of the Transactions, it is my opinion that (i) the Fair Value of the property of Holdings and its Subsidiaries taken as a whole is greater than the total amount of their Stated Liabilities and Identified Contingent Liabilities; (ii) the Present Fair Saleable Value of the assets of Holdings and its Subsidiaries taken as a whole is not less than the amount that will be required to pay their Stated Liabilities taken as a whole as they become absolute and matured; (iii) Holdings and its Subsidiaries taken as a whole will be able to pay their Stated Liabilities and Identified Contingent Liabilities as they mature and (iv) Holdings and its Subsidiaries taken as a whole are not engaged in business or a transaction, and are not about to engage in business or a transaction, for which the property of Holdings and its Subsidiaries taken as a whole would constitute Unreasonably Small Capital.

* * *

4

CONFIDENTIAL	EXHIBIT C
IN WITNESS WHEREOF, Holdings has caused this certificate to be executed on its behalf by its Chief Financial Officer as of the date first written above.

[KING LLC MERGER SUB LLC]

By:
Name:
Title:

CONFIDENTIAL	EXHIBIT D
	Basket	Existing Level	New Level

1.	“Available Amount” starter basket	Greater of (x) $17,500,000 and (y) 30% of Consolidated EBITDA	Greater of (x) $24,000,000 and (y) 40% of Consolidated EBITDA

2.	General Liens (Section 7.01(bb))	Greater of (x) $17,400,000 and (y) 30% of Consolidated EBITDA	Greater of (x) $21,000,000 and (y) 35% of Consolidated EBITDA

3.	Investments in non-Loan Party Restricted Subsidiaries (Section 7.02(d))
Greater of (x) $17,400,000 and (y) 30% of Consolidated EBITDA (shared with Dispositions to Non-Loan Parties basket (see #8)) and subject, in the case of Investments in Non-Loan Parties, to Shared Non-Loan Party Investment Cap

Greater of (x) $24,000,000 and (y) 40% of Consolidated EBITDA (shared with Dispositions to Non-Loan Parties basket (see #8)) and subject, in the case of Investments in Non-Loan Parties, to Shared Non-Loan Party Investment Cap

4.	General Investments (Section 7.02(t))
Greater of (x) $20,300,000 and (y) 35% of Consolidated EBITDA (plus amounts reallocated from the General RP and/or General RDP baskets (see items #10 and 11)), subject, in the case of Investments in Non-Loan Parties and UnSubs, to Shared Non-Loan Party Investment Cap

Greater of (x) $27,000,000 and (y) 45% of Consolidated EBITDA (plus amounts reallocated from the General RP and/or General RDP baskets (see items #10 and 11)), subject, in the case of Investments in Non-Loan Parties and UnSubs, to Shared Non-Loan Party Investment Cap

5.	Incurred Acquisition Indebtedness incurred under unlimited ratio baskets of non-Loan Party Subsidiaries (Section 7.03(r)(ii))	Greater of (x) $8,700,000 and (y) 15% of Consolidated EBITDA	Greater of (x) $12,000,000 and (y) 20% of Consolidated EBITDA

6.	General Indebtedness (Section 7.03(u))	Greater of (x) $17,400,000 and (y) 30% of Consolidated EBITDA	Greater of (x) $21,000,000 and (y) 35% of Consolidated EBITDA

7.	Dispositions to Non-Loan Parties (Section 7.05(d))	Greater of (x) $17,400,000 and (y) 30% of Consolidated EBITDA (shared with Investments in Non-Loan Party Restricted Subsidiaries basket (see #4))	Greater of (x) $24,000,000 and (y) 40% of Consolidated EBITDA (shared with Investments in Non-Loan Party Restricted Subsidiaries basket (see #4))

	Basket	Existing Level	New Level

8.	Amount of non-cash consideration that is deemed cash for Dispositions for FMV (Section 7.05(m))	Greater of (x) $4,000,000 and (y) 7% of Consolidated EBITDA	Greater of (x) $6,000,000 and (y) 10% of Consolidated EBITDA

9.	General RPs (Section 7.06(j))
Greater of (x) $14,500,000 and (y) 25% of Consolidated EBITDA (minus amounts of Investments made pursuant to general Investments basket or prepayment made pursuant to general RDP basket, in each case, made in reliance on unused amounts reallocated from the general RP basket

Greater of (x) $18,000,000 and (y) 30% of Consolidated EBITDA (minus amounts of Investments made pursuant to general Investments basket or prepayment made pursuant to the general RDP basket, in each case, made in reliance on unused amounts reallocated from the general RP basket

10.	General RDPs (Section 7.08(a)(iii))
Greater of (x) $14,500,000 and (y) 25% of Consolidated EBITDA (minus amounts of Investments made pursuant to general Investments basket made in reliance on unused amounts reallocated from the general RDP basket)

Greater of (x) $18,000,000 and (y) 30% of Consolidated EBITDA (plus amounts reallocated from the general RP basket and minus amounts of Investments made pursuant to general Investments basket made in reliance on unused amounts reallocated from the general RDP basket)